SingTel

07026139

25 July 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 16 July 2007 to 20 July 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

8/22

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	20-Jul-2007 17:32:21
Announcement No.	00085

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel to revolutionise home entertainment with the launch of mio TV
Description	
Attachments:	2007NewsRelease.pdf 2007miotvfactsheet.pdf Total size = **179K** (2048K size limit recommended)

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mio TV

SingTel

News Release

SingTel to revolutionise home entertainment with the launch of mio TV

Most flexible digital pay TV service in Singapore

The latest movies, first on TV

Biggest HD content suite in Singapore

Brings choice and value to the market

Singapore, 20 July 2007 -- Singapore Telecommunications Limited, (SingTel) today announced the launch of its much-anticipated pay TV service. Named mio TV, the offering will revolutionise the way Singapore watches TV. Unlike other services which require customers to be tied to programme schedules and rigid basic tier packages, mio TV allows subscribers full flexibility to watch what they want, when they want.

"The next generation of television watching has arrived," said Mr Allen Lew, CEO Singapore. "Customers have been calling for choice and flexibility in the pay TV market and now they have it."

It's like having the convenience of a digital video store in your home!

mio TV boasts several 'world firsts' with its content partner tie-ups and will have the largest range of Video on Demand titles on any Singaporean television platform. Featuring blockbuster movies from major Hollywood movie studios including Sony Pictures Entertainment, Twentieth Century Fox and Disney, mio TV brings TV entertainment to the next level. mio TV allows customers to search for content by genre, by title or by actor's name. Viewers simply click on the title and the movie starts playing immediately.

Said Mr Allen Lew, "Singaporeans lead extremely hectic lifestyles. Our customers tell us that they are often disappointed with linear movie channels because their lifestyles sometimes do not allow them to get home in time for their favourite movies. By allowing customers to be able to click and play their movies anytime, mio TV ensures that will never have to happen again".

In addition, SingTel has successfully inked an unprecedented output deal with Sony Pictures Television International that brings viewers Sony's upcoming slate of feature films at the same time as the DVD release and before they are seen anywhere else on TV. The deal also includes key titles from Sony's extensive catalogue of feature films.

mio TV SingTel

Singapore's largest suite of HD content

High Definition (HD) fans will no doubt be wowed by mio TV's extensive range of HD content, ranging from blockbuster movies to high quality channels from our partner Mega Media, one of Asia's largest HD companies. Partnering with VOOM HD Networks, the channels will include an exciting line-up of HD programming selected from VOOM's 15 HD channels and the first made-in-Singapore HD channel - Sling HD. Viewers can look forward to HD content that includes documentaries, travel, music, arts, fashion and lifestyle programmes, among others. VOOM is the largest producer of HD content in the world.

In addition to MediaCorp's suite of free-to-air channels (Channels 5, 8, U, Channel Newsasia, Suria and Central), MediaCorp's much anticipated HD5 will also be available on mio TV. This will be the first free-to-air HD channel in Singapore which subscribers with HD-ready displays can enjoy, as all mio TV Set-Top Boxes are HD-ready at no extra cost. Singapore is among the world's first to have a free-to-air HD channel carried on an IPTV platform.

Other first-in-the-world content on mio TV

Singaporeans will be thrilled to be the first in the world to receive two brand new BBC channels. Making its global debut, BBC Knowledge will feature amazing documentaries and reality programmes that have never before been seen in Asia. BBC Lifestyle will also bring a wide range of exciting content ranging from food and health to fashion and design. To complete the suite of high quality entertainment to the family, BBC is also launching CBeebies - UK's number one kids channel - on mio TV.

Hong Kong movie buffs will love the Mei Ah TV channel, Singapore's first Cantonese movie channel that features Cantonese-only content between noon and midnight. Selected movies will premier simultaneously on mio TV and Hong Kong cinema screens - another 'world first' for mio TV subscribers!

mio TV drives innovation, value and flexibility to the next level

mio TV's a la carte price plans allow customers to pay only for what they want to watch. No longer do customers have to contend with restrictive basic tier subscription packages.

mio TV will be among the first in the world to introduce on-demand channels to the Singapore market. This option allows viewers to choose from up to 25 selected movies for unlimited viewing for only $12 per month. This means movies, anytime, for as low as 50 cents each. There will be a variety of on demand channels to suit different tastes.

All mio TV customers will also be pleased to receive one free on demand 'movie-of-the month' - every single month. Starting 1 September 2007, anyone with a mio TV Set-Top Box will be able to access this movie whenever they want, as many times as they want.

Any television viewer can relate to the frustration of missing their favourite programme because they were delayed coming home or forgot to programme the recorder. Subscribers who opt for the Set-Top Box with recording function can pause, rewind and record live TV programmes so that they no longer have to miss anything. The mio TV website allows subscribers to programme their recordings even when they are not at home, and an upcoming service that will enable them to do it via their mobile phones.

"This is the future of television - a world where viewers are able to control their own instant replays, pause the 'live' news to get a drink and command their Set-Top Box to record a programme even when they're out for dinner," Mr Lew said. The mio TV Set-Top Box allows one channel to be recorded while watching another and has a capacity of 80 hours of recording.

mio TV will continue to revolutionise the TV experience at home

The interactive and flexible mio TV platform will open up even more opportunities for innovative services in the future. Subscribers will have much to look forward to, including the possibility of communicating using video conferencing and instant messaging, displaying photos and playing music from their PCs, all on the TV set.

SingTel will continue to invest in the development of innovative content and services for mio TV subscribers in Singapore.

Such content will engage consumers on multiple levels, for example, watching it on TV, blogging on PC, and interactive voting on mobile. This will definitely appeal to the engaged youths of today, who are already spreading their free time over all these multiple entertainment devices.

Said Dr Christopher Chia, Chief Executive Officer, the Media Development Authority of Singapore (MDA): "We believe the launch of mioTV will open up more channels for interactive content creation and media services, benefiting both consumers and industry with greater choice and content flexibility."

SingTel's mio TV platform will set a new paradigm in content distribution by providing international and local content providers with an excellent opportunity to reach households in Singapore effectively and efficiently.

mio TV SingTel

Investor Factsheet

About SingTel mio TV

OVERVIEW

1. mio TV enhances SingTel's proposition to residential customers :
   - Latest offering in an integrated suite of communication and entertainment services;
   - Leveraging on SingTel's leadership in the telephony and broadband markets; and
   - Maximising value from SingTel's existing infrastructure

2. Target segment
   - Public housing dwellers and existing SingNet broadband customers
   - Service available to 85% of residential homes in Singapore, going above 90% by early 2008

3. Capex requirement
   - S$30 million in first year – in line with FY07/08 guidance (Singapore cash capex as percentage of revenue expected to remain at high single digit level)

UNIQUE SERVICE PROPOSITIONS

1. Flexibility & Value
   - No basic tiers and service contracts – a la carte pricing plan
   - Record from anywhere and view anytime with Digital Video Recording (DVR) feature
   - Innovative and attractive Price Plans
   - FREE Digital High Definition (HD)-Ready Set-Top box rental
   - Ala carte and Pay-per-view offer programme sampling. Buy channels for a month.

2. Exciting and Latest Contents
   - High quality HD programmes and top blockbuster movies
   - Video on Demand (VOD) Titles are as new as same-day video rental release* (*For selected titles)
   - Extensive VOD library with over 600 hours
   - 33 channels (including Free to Air)

FEATURES

1. Watching TV:
   - Easy to Use Channel Guide with up to 30 days of synopses and information.
   - Control Live TV. Pause and rewind live broadcast programmes
   - Instant Channel Surf with Picture-in-Picture feature.

2. True Video on Demand (VOD)
   - TRUE on Demand service
   - Full control of the VOD
   - Preview of Title before purchase

3. Wire-Free Solution
   - Either powerline or wireless gateway to connect the modem to the HD Set-Top Box

4. Digital Video Recording (DVR)
- Record High Definition or Standard Definition channels
Record up to 2 channels* while watching another. Record current show or schedule both one-time and series recordings from the Guide.
** Record up to 2 x SD Channels while watching another SD channel*
Or record up to 1 x HD channel and 1 x SD Channel while watching either 1 of them.

- 80 hours recording capacity

- Schedule Programmes for recording

- Record Remotely if you are not at home
Record from anywhere by logging into the TV Portal via Internet PC or Mobile phone (available later).

5. Parental Control & Purchase Information
- Child Tamper-proof & Safe Child Viewing
- View One-Time Purchases Information via TV

SET UP PRICING

Basic Subscription Charges for 1st HD Set-Top Box	Minimum Charge per month	$16.05/mth[1]
	Installation Charge	$53.50
	HD Set-Top Box Rental	FREE
Optional Add-ons for 1st HD Set-Top Box	Digital Video Recording (DVR) Feature	$10.70/mth
	1st Wire-Free Solution	$53.50[2]
	ADSL2+ Ethernet Modem (1 port)	$64.20
Subscription Charges for Additional HD Set-Top Box	Monthly Rental Fee	$5.35/mth per box
	Installation Charge	$53.50[3]
	Wire-Free Solution (optional)	$214.00
	ADSL2+ Ethernet Modem (1 port)	$64.20

All prices are inclusive of GST

[1] Based on content spending per month per service account per bill
[2] Price applicable only for the 1st Wire-Free Solution per service account. An Early Termination charge of $160.50 applies if mio TV service terminated within six (6) months
[3] Installation Charge for 2nd HD Set-Top Box is waived if it is subscribed together with the 1st Set-Top Box

mio TV

SingTel

CHANNEL PRICING

1. LINEAR CHANNELS
   - 24 Channels (including 7 Free to Air channels), 7 Categories

Channel No.	Linear Channels	Ala Carte (1 mth)	Ala Carte (12 mths)
	HD		
10	VOOM HD	$12.84	$10.70
11	Equator HD	$12.84	$10.70
12	Sling HD	$12.84	$10.70
	Entertainment		
20	Sony Entertainment Television	$8.56	$6.42
	Kids & Family		
26	ETTV Yoyo	$6.42	$5.35
27	Luli - The Channel for Babies	$6.42	$5.35
28	CBeebies (from 29 Jul, 12pm)	$6.42	$5.35
	Infotainment (from 29 Jul, 12pm)		
30	BBC Knowledge	$8.56	$6.42
31	BBC Lifestyle	$6.42	$5.35
	Asia		
36	Dragon TV	$6.42	$5.35
37	CCTV 4	$4.28	$3.21
38	KBS World	$5.35	$4.28
39	Zee Channel	$6.42	$5.35
	Music		
40	Zee Muzic	$4.28	$3.21
	News		
46	ETTV Asia News	$6.42	$5.35
47	CCTV 9	$6.42	$5.35
54	Mei Ah Movies Channel (Asia)	$10.70	$8.56

2. RENT-A-PACK (On Demand Channels)
   - 9 Channels

RENT-A-PACK	Ala Carte (1 mth)
PIX	$12.84
PIX THRILLER	$12.84
Mei Ah Movies On Demand	$12.84
Formosa TV	$7.49
Mom-On-Demand HD	$7.49
WorldSport HD	$8.56
Hong Kong Dramas	$8.56
MobTV Select (Available Aug '07)	$8.56
Jetix On Demand (Available Aug '07)	$6.42

3. VOD

VOD	Ala Carte
Same Day DVD Release (For selected titles)	$7.49
Latest Blockbusters*	$6.42
Favorite Movie Hits*	$5.35
Asian(Latest)	$5.35
Asian(Library)	$3.21
Korean (Per Episode)	$1.07

* From Sony Pictures Entertainment, Twentieth Century Fox and Buena Vista International

From: Lim Li Ching
Sent: Friday, July 20, 2007 5:32 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, July 20, 2007 5:32:21 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Ar)uncement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00085
Submission Date & Time :: 20-Jul-2007 17:31:07
Broadcast Date & Time :: 20-Jul-2007 17:32:21
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Jul-2007
Time	08:34:49
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release - SingTel to revoluutionise home entertainment

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the *market* time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Monday, July 23, 2007 6:35 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 479566 as follows:
Release Time: 23-Jul-2007 at 08:34:46
ASX Code: SGT
Announcement Title: News Release - SingTel to revoluutionise home entertainment

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Jul-2007
Time	08:35:08
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release - SingTel to revolutionise - cont

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, July 23, 2007 6:35 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 479567 as follows:
Release Time: 23-Jul-2007 at 08:35:06
ASX Code: SGT
Announcement Title: News Release - SingTel to revolutionise - cont

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Jul-2007 08:15:53
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SIAS dialogue with SingTel
Description	
Attachments:	2007-SIASdialogue-FrancisHeng.pdf Total size = **690K** (2048K size limit recommended)

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SIAS dialogue with SingTel

19th July 2007

Francis Heng
Group CFO



SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Successful transformation continues

- In FY94 90% of revenue in Singapore – 50% in IDD

Proportionate revenue outside Singapore[1] 76%

Proportionate EBITDA outside Singapore[2] 70%



2% Others
Australia
49%
Regional Mobile
26%
23%
Singapore



1% Others
Australia
31%
Regional Mobile
38%
30%
Singapore

1. Consolidated revenue plus proportionate share of associates – FY 06/07
2. Consolidated EBITDA plus proportionate share of associates – FY 06/07

SingTel

SingTel: a major mobile operator in Asia



	Number of customers[1] ('000)
SingTel	1,800
'yes' OPTUS	6,700
	1,200
WARID	9,000
GLOBE TELECOM	16,900
AIS	21,100
bharti	37,100
TELKOMSEL	38,900
Total	132,700[2]

1. As at March 2007
2. Warid subscriber numbers are included to illustrate proforma SingTel group subscriber numbers as at March 2007

Latest addition to SingTel Group

Acquisition of Warid Telecom

Transaction details

- SingTel acquiring 30% stake in Warid Telecom for cash consideration of US$758m[1]

WARID
WE CARE

Country

- Pakistan has large population base of over 160m and low cellular penetration of 36%

Details of Warid Telecom

Overview

- Warid is the 3rd largest mobile operator in Pakistan with 9.7m customers and 17% market share[2]

Network

- US$775m invested in network
- Approx 1,830 Base Stations covering 60% of addressable population as at June 2007



1. Cash consideration is subject to adjustments upon completion
2. As at April 2007

Strong earnings growth in FY07

Group performance	Underlying[1] NPAT up 8%	S$3.6bn
SingTel – strong telco revenue growth	Revenue • excluding C2C	↑ 3%
Optus – investing for growth	Revenue[2]	↑ 4%
Regional mobile – earnings driver	Earnings up[3]	↑ 30%

1. Excluding exceptional items, exceptional tax credit and FX on Interco loan, net of hedging
2. In A$ terms
3. Based on Group's share of Regional Mobile associates post tax earnings before exceptionals

SingTel

FY08 Outlook

SingTel	"revenue to grow at low single digit level"
Optus	"revenue comparable to market growth"
Regional mobile	"double digit earnings growth"

SingTel Group medium term aspiration:

Double digit underlying earnings growth



Broad diversity of talent & experience in the Board



Chairman
Chumpol NaLamlieng



Group CEO
Chua Sock Koong

- **5 out of 11 non-Singaporean directors**
- **9 out of 11 independent directors**



Non-executive directors
Graham Bradley
Paul Chan
Heng Swee Keat
Simon Israel
Tommy Koh
Deepak Parekh
John Morschel
Kaikhushru Nargolwala
Nicky Tan

20.5¢ per share distribution to shareholders in FY07

Total cash distribution per share[1] — 20.5¢

Ordinary dividend per share — ↑ 10%

Total ordinary dividend — 11¢

- 4.5¢ interim div paid Jan 07
- 6.5 ¢ proposed final div
- 50% payout ratio

Proposed special dividend — 9.5¢



Ordinary dividend per share (cents)
10
11
FY06
FY07

1. Including interim dividends

SingTel

S$3.3bn distribution to shareholders in FY07

Cumulative payout since 2000[1] S$20bn
- **87% of NPAT**



• S$1.5bn special dividends
• S$1.1bn final dividends
• S$0.7bn interim dividends
S$2.3bn capital reduction
S$3.0bn capital reduction
Shareholder payout (S$bn)
0.8
0.9
1.2
1.0
1.0
1.1
3.0
1.3
0.8
1.7
2.3
0.7
1.1
1.5
2000
2001
2002
2003
2004
2005
2006
2007

1. Cash distribution as % of NPAT

IPO shares – loyalty shares and capital distribution lower effective purchase price

Shareholder with 600 Group A shares (1993)

	No. of shares	S$
Original allotment	600 shares	(S$1,140)
Add bonus shares	240 shares	
Dividends declared since IPO		S$920
Capital reduction (2004 & 2006)	(90) shares	S$224
Net Cost	750 shares	S$4 profit

Cost per share

S$1.90

S$0.00

Shareholder of ST 2 shares (1996)

Cost per share

S$2.50 → 58¢

1996 **2007**

SingTel

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	19-Jul-2007
Time	10:20:52
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SIAS dialogue with SingTel

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Foo Yen Yen

From: CAPSupport@asx.com.au

Sent: Thursday, July 19, 2007 8:21 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 478935 as follows:
Release Time: 19-Jul-2007 at 10:20:50
ASX Code: SGT
Announcement Title: SIAS dialogue with SingTel

SingTel

31 July 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 23 July 2007 to 27 July 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	23-Jul-2007 17:10:21
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	23-07-2007
2.	Name of Director *	Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	19-07-2007
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	11,346,168
As a percentage of issued share capital	0.0713 %
No. of Shares which are subject of this notice	315,000

As a percentage of issued share capital	0.0020 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.44
No. of Shares held after the change	11,661,168
As a percentage of issued share capital	0.0733 %

>> PART III

1. Date of change of [Select Option]	
2. The change in the percentage level	From % To %
3. Circumstance(s) giving rise to the interest or change in interest	[Select Option]
# Please specify details	
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,706,800	14,241,775
As a percentage of issued share capital	0.0107 %	0.0895 %
No. of shares held after the change	1,706,800	14,556,775
As a percentage of issued share capital	0.0107 %	0.0915 %

Footnotes

Note: The deemed interest of 14,556,775 ordinary shares includes:
(i) 11,661,168 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,867,470 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments: Total size = **0**
(2048K size limit recommended)

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Lorinda Leung

From: Lim Li Ching

Sent: Monday, July 23, 2007 5:10 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, July 23, 2007 5:10:21 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

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Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00057
Submission Date & Time :: 23-Jul-2007 17:09:37
Broadcast Date & Time :: 23-Jul-2007 17:10:21
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Jul-2007
Time	19:24:14
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of a Director's Interest and Change in Interest

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, July 23, 2007 5:24 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 480029 as follows:
Release Time: 23-Jul-2007 at 19:24:11
ASX Code: SGT
Announcement Title: Notice of a Director's Interest and Change in Interest

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	12 July 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 11,661,168 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	19 July 2007

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20070719)

No. of securities held prior to change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 11,346,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	315,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$3.44 per share
No. of securities held after change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 11,661,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 2,867,470 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Jul-2007
Time	19:27:18
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, July 23, 2007 5:27 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 480030 as follows:
Release Time: 23-Jul-2007 at 19:27:17
ASX Code: SGT
Announcement Title: Change of Director`s Interest Notice

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	24-Jul-2007 18:19:30
Announcement No.	00117

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Incorporation of Subsidiary
Description	
Attachments:	368-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY - SINGTEL ALPHA INVESTMENTS PTE. LTD.

Singapore Telecommunications Limited ("SingTel") wishes to announce that Singapore Telecom Mobile Pte Ltd, a wholly-owned subsidiary of SingTel, has incorporated a wholly-owned subsidiary in Singapore known as SingTel Alpha Investments Pte. Ltd. ("SingTel Alpha").

SingTel Alpha has an issued and paid-up share capital of S$2. The principal activity of SingTel Alpha is investment holding. The directors of SingTel Alpha are Mr Lim Chuan Poh, Mr Quah Kung Yang and Ms Fang Fang.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 24 July 2007

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, July 24, 2007 6:20 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, July 24, 2007 6:19:30 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00117
Submission Date & Time :: 24-Jul-2007 18:18:37
Broadcast Date & Time :: 24-Jul-2007 18:19:30
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Jul-2007
Time	08:29:28
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Incorporation of Subsidiary

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Wednesday, July 25, 2007 6:29 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 480536 as follows:
Release Time: 25-Jul-2007 at 08:29:25
ASX Code: SGT
Announcement Title: Incorporation of Subsidiary

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Company Secretary
Designation *	68382201
Date & Time of Broadcast	27-Jul-2007 12:33:30
Announcement No.	00023

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation - 15th Annual General Meeting (27 July 2007)
Description	Attached are the presentation materials for a presentation to be made by Ms Chua Sock Koong, Group Chief Executive Officer of Singapore Telecommunications Limited ("SingTel"), at the 15th Annual General Meeting of SingTel to be held today at 3.00 p.m.
Attachments:	2007-AGMPresentation.pdf Total size = **418K** (2048K size limit recommended)

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15th Annual General Meeting

27th July 2007

Chua Sock Koong

Group CEO



SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Successful transformation continues

➢ In FY94 90% of revenue in Singapore – 50% in IDD

Proportionate revenue outside Singapore[1] 76%



2% Others
Australia
Regional Mobile
26%
49%
23%
Singapore

Proportionate EBITDA outside Singapore[2] 70%



1% Others
Australia
31%
Regional Mobile
38%
30%
Singapore

1. Consolidated revenue plus proportionate share of associates – FY 06/07
2. Consolidated EBITDA plus proportionate share of associates – FY 06/07

SingTel

SingTel: a major mobile operator in Asia



	Number of customers[1] ('000)
SingTel	1,800
'yes' OPTUS	6,700
	1,200
WARID WE CARE	9,000
GLOBE TELECOM	16,900
AIS	21,100
bharti	37,100
TELKOMSEL	38,900
Total	**132,700[2]**

1. As at March 2007
2. Warid subscriber numbers are included to illustrate proforma SingTel group subscriber numbers as at March 2007

Latest addition to SingTel Group

Acquisition of Warid Telecom

Transaction details
- SingTel acquiring 30% stake in Warid Telecom for cash consideration of US$758m[1]

Country
- Pakistan has large population base of over 160m and low cellular penetration of 36%

Details of Warid Telecom

Overview
- Warid is the 3rd largest mobile operator in Pakistan with 9.7m customers and 17% market share[2]

Network
- US$775m invested in network
- Approx 1,330 Base Stations covering 60% of addressable population as at June 2007



1. Cash consideration is subject to adjustments upon completion
2. As at April 2007

Strong earnings growth in FY07

Group performance — Underlying[1] NPAT up 8% — **S$3.6bn**

SingTel – strong telco revenue growth	Revenue • excluding C2C	↑ 3%
Optus – investing for growth	Revenue[2]	↑ 4%
Regional mobile – earnings driver	Earnings up[3]	↑ 30%

1. Excluding exceptional items, exceptional tax credit and FX on interco loan, net of hedging
2. In A$ terms
3. Based on Group's share of Regional mobile associates post tax earnings before exceptionals

SingTel

FY08 Outlook

SingTel	"revenue to grow at low single digit level"
Optus	"revenue comparable to market growth"
Regional mobile	"double digit earnings growth"

SingTel Group medium term aspiration:

Double digit underlying earnings growth

SingTel

Broad diversity of talent & experience in the Board



Chairman
Chumpol NaLamlieng



Group CEO
Chua Sock Koong

- 5 out of 11 non-Singaporean directors
- 9 out of 11 independent directors

Non-executive directors



Graham Bradley



Paul Chan



Heng Swee Keat



Simon Israel



Tommy Koh



Deepak Parekh



John Morschel



Kaikhushru Nargolwala



Nicky Tan

20.5¢ per share distribution to shareholders in FY07

Total cash distribution per share[1] — 20.5¢

Ordinary dividend per share — ↑ 10%

Total ordinary dividend — 11¢

- 4.5¢ interim div paid Jan 07
- 6.5 ¢ proposed final div
- 50% payout ratio

Proposed special dividend — 9.5¢



Ordinary dividend per share (cents)
10
11
FY06
FY07

1. Including interim dividends

SingTel

S$3.3bn distribution to shareholders in FY07

Cumulative payout since 2000[1] S$20bn
- **87% of NPAT**



• S$1.5bn special dividends
• S$1.1bn final dividends
• S$0.7bn interim dividends
S$2.3bn capital reduction
S$3.0bn capital reduction
Shareholder payout (S$bn)
1.9
0.8
1.2
0.9
1.0
1.0
3.0
1.1
0.8
1.3
2.3
1.7
1.5
1.1
0.7
2000
2001
2002
2003
2004
2005
2006
2007

1. Cash distribution as % of NPAT

IPO shares – loyalty shares and capital distribution lower effective purchase price

Shareholder with 600 Group A shares (1993)

	No. of shares	S$
Original allotment	600 shares	(S$1,140)
Add loyalty shares	240 shares	
Dividends declared since IPO		S$920
Capital reduction (2004 & 2006)	(90) shares	S$224
Net Profit	750 shares	S$4 profit

Cost per share

S$1.90 → S$0.00

Shareholder of ST 2 shares (1996)

Cost per share

S$2.50 (**1996**) → 58¢ (**2007**)

SingTel

SingTel

Asia's Leading Communications Company



OPTUS
hello!
OPTUS

www.singtel.com

SingTel

Lorinda Leung

From: Lim Li Ching

Sent: Friday, July 27, 2007 12:34 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, July 27, 2007 12:33:30 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00023
Submission Date & Time :: 27-Jul-2007 12:32:30
Broadcast Date & Time :: 27-Jul-2007 12:33:30
Company Name :: SINGTEL
Submitted By :: Company Secretary

=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	27-Jul-2007
Time	14:43:57
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation - 15th AGM on 27 July 2007

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

27/07 2007 FRI 12:37 [TX/RX NO 9327] ☒001

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Friday, July 27, 2007 12:44 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 481973 as follows:
Release Time: 27-Jul-2007 at 14:43:54
ASX Code: SGT
Announcement Title: Presentation - 15th AGM on 27 July 2007

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	27-Jul-2007 12:37:42
Announcement No.	00027

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Australian Federal Court decision relating to proceedings commenced by Seven Network Limited
Description	
Attachments:	371-sgx.pdf Total size = **12K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

AUSTRALIAN FEDERAL COURT DECISION RELATING TO PROCEEDINGS COMMENCED BY SEVEN NETWORK LIMITED

In 2002 Seven Network Limited and one of its subsidiary companies ("Seven") commenced court proceedings in the Federal Court against SingTel Optus Pty Limited ("Optus"), Optus Vision Pty Limited ("Optus Vision", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited.

The proceedings alleged anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision alleged breaches of the Trade Practice Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts.

Today, Federal Court Justice Sackville dismissed all of Seven's claims including claims against Optus and Optus Vision. Costs orders for recovery of legal costs are expected to be confirmed in September.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary

Dated: 27 July 2007

Lorinda Leung

From: Lim Li Ching
Sent: Friday, July 27, 2007 12:38 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, July 27, 2007 12:37:42 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00027
Submission Date & Time :: 27-Jul-2007 12:37:08
Broadcast Date & Time :: 27-Jul-2007 12:37:42
Company Name :: SINGTEL
Submitted By :: Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	27-Jul-2007
Time	15:03:48
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Australian Federal Court decision on proceedings by Seven Ne

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Friday, July 27, 2007 1:04 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 481974 as follows:
Release Time: 27-Jul-2007 at 15:03:44
ASX Code: SGT
Announcement Title: Australian Federal Court decision on proceedings by Seven Ne

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Miscellaneous
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Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	27-Jul-2007 18:54:15
Announcement No.	00180

>> Announcement Details
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Announcement Title *	Resolutions passed at the 15th AGM and EGM and Adjustment of Option Exercise Prices
Description	
Attachments:	370-sgx.pdf Total size = **20K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO
CLAUSE 704(14) OF THE SGX LISTING MANUAL

ANNOUNCEMENT ON
- RESOLUTIONS PASSED AT THE 15TH ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETING ("EGM")
- ADJUSTMENT TO OPTION EXERCISE PRICES

Singapore Telecommunications Limited ("SingTel") is pleased to announce, in accordance with Clause 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, that at SingTel's 15th AGM and the EGM held today, each of the resolutions referred to in the Notices of the AGM and the EGM dated 28 June 2007 was duly passed.

As part of SingTel's continuing efforts to enhance disclosures to shareholders, the proxy votes received for the 15th AGM and the EGM are set out below for information:

	For	Against	Votes at Proxy's Discretion	Abstain
14th AGM				
Resolution 1 Adoption of Financial Statements, Directors' Report and Auditors' Report	3,207,394,586	15,905	77,807,551	457,708
Resolution 2 Declaration of final dividend and special dividend	3,648,311,368	4,680	77,795,381	230,248
Resolution 3 Re-election of Mr Heng Swee Keat as Director	3,402,044,013	44,879,485	77,800,781	482,628
Resolution 4 Re-election of Mr Simon Israel as Director	3,445,553,173	1,378,455	77,800,781	474,498
Resolution 5 Re-election of Mr John Powell Morschel as Director	3,445,573,223	1,342,175	77,800,781	481,918
Resolution 6 Re-election of Mr Deepak S Parekh as Director	3,445,520,496	1,387,582	77,801,151	488,868
Resolution 7 Re-election of Ms Chua Sock Koong as Director	3,444,848,411	1,369,817	77,800,591	490,528

Resolution 8 Re-election of Mr Kaikhushru Shiavax Nargolwala as Director	3,445,503,481	1,403,247	77,810,961	480,438
Resolution 9 Directors' fees for the financial year ended 31 March 2007	3,444,087,192	1,579,311	77,601,811	325,353
Resolution 10 Directors' fees for the financial year ending 31 March 2008	2,757,228,356	658,424,807	77,601,811	338,173
Resolution 11 Re-appointment of Auditors and authority to the Directors to fix their remuneration	3,444,210,362	3,393,966	77,800,691	423,408
Resolution 12 Share issue mandate	2,176,128,380	1,246,264,370	77,815,336	293,643
Resolution 13 Allotment/Issue of shares pursuant to the Singapore Telecom Share Option Scheme 1999	3,389,870,977	57,005,579	77,774,851	412,580
Resolution 14 Grant of awards and allotment/issue of shares pursuant to the SingTel Performance Share Plan	3,423,056,696	23,553,120	77,773,071	411,100
EGM				
Resolution 1 Share purchase mandate	3,655,930,865	226,405	77,725,458	299,978
Resolution 2 Participation by the Relevant Person in the SingTel Performance Share Plan	3,443,659,857	10,591,103	77,563,096	372,108

With effect from the conclusion of SingTel's 15th AGM held today, Mr Paul Chan Kwai Wah, who has been a director of SingTel since 19 November 1999, has retired from the Board of Directors of SingTel. The Board of Directors and Management of SingTel thank Mr Chan for his immeasurable contributions to the Board with his active and invaluable participation over the years and wish him all the best in his future endeavours.

In connection with the special dividend approved by the shareholders at the AGM, the exercise prices of unexercised options issued pursuant to the Singapore Telecom Share Option Scheme 1999 ("Scheme") will be adjusted in accordance with the terms of the Scheme. SingTel's auditors, Deloitte & Touche, have confirmed in writing to SingTel that, in their opinion, the adjustment is "fair and reasonable" as there is no material difference in the value of the options before and after the special dividend as determined based on the Trinomial Method.

Dated: 27 July 2007

Lorinda Leung

From: Lim Li Ching
Sent: Friday, July 27, 2007 6:54 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, July 27, 2007 6:54:15 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00180
Submission Date & Time :: 27-Jul-2007 18:53:33
Broadcast Date & Time :: 27-Jul-2007 18:54:15
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	30-Jul-2007
Time	08:27:41
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Resolutions passed and Adjustment of Options Exercise Price

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, July 30, 2007 6:28 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 482219 as follows:
Release Time: 30-Jul-2007 at 08:27:39
ASX Code: SGT
Announcement Title: Resolutions passed and Adjustment of Options Exercise Price

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Singapore Telecommunications Limited**
ABN	**ARBN No. 096 701 567**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Paul Chan Kwai Wah
Date of last notice	5 September 2006
Date that director ceased to be director	27 July 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
54,600 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Liang Li Leng, spouse of Paul Chan Kwai Wah	1,550 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	30-Jul-2007
Time	08:27:32
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, July 30, 2007 6:28 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 482218 as follows:
Release Time: 30-Jul-2007 at 08:27:30
ASX Code: SGT
Announcement Title: Final Director`s Interest Notice

END